PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

FOR CLASS Z SHARES

OF MAINSTAY FUNDS TRUST

WHEREAS, MainStay Funds Trust (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, shares of common stock of the Trust are currently divided into a number of separate series (individually, a “Fund,” and collectively, the “Funds”) as set forth in the Trust's prospectus, as amended from time to time;

WHEREAS, the Board of Trustees of the Trust (“Board”) has determined that there is a reasonable likelihood that the adoption of the Plan of Distribution (the “Plan”) will benefit the Trust, each Fund and its respective shareholders;

WHEREAS, the Trust employs NYLIFE Distributors LLC (“NYLIFE Distributors”) as distributor of the securities of which it is the issuer, including Class Z shares of the following Funds: (i) MainStay MacKay Arizona Muni Fund; (ii) MainStay MacKay Colorado Muni Fund; (iii) MainStay MacKay Oregon Muni Fund; (iv) MainStay MacKay Utah Muni Fund; and (v) MainStay MacKay Strategic Municipal Allocation Fund; and

WHEREAS, the Trust and NYLIFE Distributors have entered into an Amended and Restated Distribution Agreement dated August 1, 2014, pursuant to which the Trust employs NYLIFE Distributors in such capacity during the continuous offering of Class Z shares of each Fund;

NOW, THEREFORE, the Trust hereby adopts on behalf of each Fund, and NYLIFE Distributors hereby agrees to the terms of, this Plan, in accordance with Rule 12b-1 under the Act on the following terms and conditions:

A  Each Fund shall pay to NYLIFE Distributors, as the distributor of securities of which the Fund is the issuer, a fee for distribution of the Class Z shares of the Fund, and services to shareholders of the Class Z shares of the Fund an annual percentage of the Fund’s average daily net assets attributable to the Fund’s Class Z shares as set forth below:

Fund	12b-1 Fee
MainStay MacKay Arizona Muni Fund	0.15%
MainStay MacKay Colorado Muni Fund	0.075%
MainStay MacKay Oregon Muni Fund	0.15%
MainStay MacKay Utah Muni Fund	0.20%
MainStay MacKay Strategic Municipal Allocation Fund	0.15%

Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). If this Plan is terminated with respect to a Fund, such Fund will owe no payments to NYLIFE Distributors other than any portion of the distribution fee accrued through the effective date of termination but then unpaid.

B  The amount set forth in paragraph 1 of this Plan shall be paid for NYLIFE Distributors’ services as distributor of the Class Z shares of each Fund in connection with any activities or expenses primarily intended to result in the sale of Class Z shares of the Fund, including, but not limited to: compensation to registered representatives or other employees of NYLIFE Distributors and its affiliates, including NYLIFE Securities Inc., and to other broker-dealers that have entered into a Soliciting Dealer Agreement with NYLIFE Distributors, compensation to and expenses of employees of NYLIFE Distributors who engage in or support distribution of the Fund’s Class Z shares; telephone expenses; interest expenses; printing of prospectuses and reports for other than existing shareholders; preparation, printing and distribution of sales literature and advertising materials; administrative services and expenses; and profit on the foregoing. Provided, however, that such amounts to be paid to NYLIFE Distributors may be paid to it as compensation for “service activities” (as defined below) rendered to Class Z shareholders of the Fund. Such fee shall be calculated daily and paid monthly or at such other intervals as the Board shall determine.

 For purposes of the Plan, “service activities” shall mean activities in connection with the provision of personal, continuing services to investors in a Fund, excluding transfer agent and subtransfer agent services for beneficial owners of Fund Class Z shares, aggregating and processing purchase and redemption orders, providing beneficial owners with share account statements, processing dividend payments, providing subaccounting services for Class Z shares held beneficially, forwarding shareholder communications to beneficial owners and receiving, tabulating and transmitting proxies executed by beneficial owners; provided, however, that if FINRA adopts a definition of “service activities” for purposes of Conduct Rule 2830 that differs from the definition of “service activities” hereunder, or if FINRA adopts a related definition intended to define the same concept, the definition of “service activities” in this Paragraph shall be automatically amended, without further action of the parties, to conform to such FINRA definition. Overhead and other expenses of NYLIFE Distributors related to its “service activities,” including telephone and other communications expenses, may be included in the amounts expended for such activities.

C  This Plan shall not take effect until it, together with any related agreements, has been approved by votes of a majority of both (a) the Board and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-l Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.  The Plan of Distribution shall continue in full force and effect as to a Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.  NYLIFE Distributors shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6. This Plan may be terminated as to a Fund at any time, without payment of any penalty, by vote of a majority of the Rule 12b-l Trustees, or by a vote of a majority of the outstanding voting securities of the Fund on not more than 30 days’ written notice to any other party to the Plan.

7. This Plan may not be amended to increase materially the amount of compensation provided for herein unless such amendment is approved by at least a majority of the outstanding voting securities (as defined in the Act) of the Class Z shares of such Fund, and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 3 hereof.

8.  While this Plan is in effect, the Trust shall comply at all times with the fund governance rules set forth in Rule 0-1(a)(7) under the Act that are in effect.

9. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

10. The Board and the shareholders of each Fund shall not be liable for any obligations of the Trust or the Fund under this Plan; and NYLIFE Distributors or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or the respective Fund in settlement of such right or claim, and not to such Trustees or shareholders.

IN WITNESS WHEREOF, the Trust, on behalf of each Fund, and NYLIFE Distributors have executed this Plan of Distribution as of March 4, 2024.

MAINSTAY FUNDS TRUST

By:   /s/ Kirk C. Lehneis

Name: Kirk C. Lehneis

Title: President and

   Chief Executive Officer

NYLIFE DISTRIBUTORS LLC

By:   /s/ Brian D. Wickwire

Name: Brian D. Wickwire

Title:  Chief Operating Officer